1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 27, 2011

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (“Trust”)

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 580, 581, 582, 596, 597, 598, 599, 600, 601, 602, 603, 604, 605, 606 and 607

Dear Ms. Cole:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “SEC”) with respect to each of the following post-effective amendments (“PEA”) filed on behalf of the following series of the Trust (each, a “Fund”) pursuant to Rule 485(a) under the Securities Act of 1933.

PEA No.	Date Filed	Series
580 581 582 596 597 598 599 600 601 602 603 604 605 606 607

September 9, 2011

September 9, 2011

September 9, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

October 13, 2011

iShares MSCI All Country Asia ex Japan Small Cap Index Fund

iShares MSCI India Index Fund

iShares MSCI India Small Cap Index Fund

iShares MSCI Australia Small Cap Index Fund

iShares MSCI Canada Small Cap Index Fund

iShares MSCI Denmark Capped Investable Market Index Fund

iShares MSCI Emerging Markets Latin America Index Fund

iShares MSCI Finland Capped Investable Market Index fund

iShares MSCI Germany Small Cap Index Fund

iShares MSCI Hong Kong Small Cap Index Fund

iShares MSCI Norway Capped Investable Market Index Fund

iShares MSCI Singapore Small Cap Index Fund

iShares MSCI South Korea Small Cap Index Fund

iShares MSCI Taiwan Small Cap Index Fund

iShares MSCI United Kingdom Small Cap Index Fund

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

December 27, 2011

The comments were provided in telephone conversations on October 20, 2011 and December 2, 2011. For your convenience, your comments are summarized below and each comment is followed by our response.

iShares MSCI All Country Asia ex Japan Small Cap Index Fund (PEA No. 580).

Comment No. 1: The exchange ticker symbol and the stock exchange listing should appear on the cover page, not the first page.

Response: The Fund’s exchange ticker symbol and the stock exchange listing will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also intends to disclose the Fund’s exchange ticker symbol and stock exchange listing in the heading of the summary section of the prospectus.

Comment No. 2: If the Fund expects to incur acquired fund fees and expenses, the introduction to the fees and expenses table should include a description of the acquired fund fees and expenses.

Response: If a Fund expects to incur acquired fund fees and expenses, the Fund will include a description of the acquired fund fees and expenses in the introduction to the fees and expenses table. The Fund currently does not expect to incur material amounts of acquired fund fees and expenses.

Comment No. 3: In the description of the principal investment strategies for the Fund, rather than describing the Fund’s 80% investment policy as “[t]he Fund generally invests at least 80% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index,” the Trust should describe the policy as follows: “Under normal circumstances, the Fund invests at least 80% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index.”

Response: The Trust respectfully submits that the term “generally” adequately discloses the circumstances under which the Fund will invest its assets in the underlying index. Moreover, the Trust believes that use of the term “generally” is substantially similar to the Staff’s request to insert the phrase “under normal circumstances.” As the Trust has used this language in the disclosure documents for many of its other funds, it believes that it would be beneficial to maintain the consistency of the disclosure language across its fund products.

Comment No. 4: The principal investment strategies for the Fund should include securities lending if securities lending is identified as a principal risk of the Fund.

Response: The Trust will disclose the Fund’s ability to lend portfolio securities in the principal investment strategies section of its prospectus as long as securities lending remains a principal risk of the Fund.

Securities and Exchange Commission

December 27, 2011

iShares MSCI India Index Fund (PEA No. 581) and iShares MSCI India Small Cap Index Fund (PEA No. 582).

Comment No. 1: If the Funds expect to incur acquired fund fees and expenses, the introduction to the fees and expenses table should include a description of the acquired fund fees and expenses.

Response: If a Fund expects to incur acquired fund fees and expenses, the Fund will include a description of the acquired fund fees and expenses in the introduction to the fees and expenses table. The Funds currently do not expect to incur material amounts of acquired fund fees and expenses.

Comment No. 2: Please confirm that the wholly-owned subsidiary of the Funds will comply with all of the requirements of the Investment Company Act of 1940, as interpreted by the SEC staff no-action letters issued with respect to wholly-owned subsidiaries, to the same extent as the parent investment company.

Response: The Trust confirms that the wholly-owned subsidiary of the Funds will comply with all of the requirements of the Investment Company Act of 1940 to the same extent as the parent investment company.

Comment No. 3: The principal investment strategies for the Funds should include a reference to any industries to which the underlying indexes are concentrated.

Response: Currently, the MSCI India Index, the underlying index for iShares MSCI India Index Fund, is concentrated in the financial industry, and the Trust will disclose this industry as a principal investment strategy and principal risk of the Fund. In addition, the Trust will disclose the energy and information technology industries as significant industries that are included in the underlying index, but the threshold for the Fund’s inclusion of disclosure is lower than the 25% standard for concentration. Currently, the MSCI India Small Cap Index, the underlying index for iShares MSCI India Small Cap Index Fund, is not concentrated in any industry. The Trust will, however, disclose consumer discretionary, financial and industrial industries as significant industries that are included in the underlying index, but the threshold for the Fund’s inclusion of disclosure is lower than the 25% standard for concentration. Appropriate risk disclosure for any industries identified in the principal investment strategies section of each prospectus will be included in the principal risks section of the prospectus.

Comment No. 4: The principal investment strategies for a Fund should include securities lending and mid-capitalization companies investing if securities lending and mid-capitalization companies are identified as principal risks of the Fund.

Response: The Trust will disclose each Fund’s ability to lend portfolio securities and invest in mid-capitalization companies in the principal investment strategies section of the prospectus as long as securities lending and mid-capitalization companies risk remain principal risks of the Fund.

Securities and Exchange Commission

December 27, 2011

Comment No. 5: Please provide the legal basis for having a special redemption fee of 2.0% for days on which the India Stock Exchange is closed but the NYSE is open. Please also confirm whether this special redemption fee is reflected in the table of standard fees and maximum additional charges for creations and redemptions on page 24 of the prospectus.

Response: The Trust will not charge a special redemption fee of 2.0% and disclosure of the special redemption fee has been removed from the registration statement of iShares MSCI India Index Fund and iShares MSCI India Small Cap Index Fund.

Comment No. 6: The term “Cash Market Fund” is not described, as noted, in the statement of additional information (“SAI”). Please confirm whether the term is different than a cash creation fund. If the Funds are cash creation funds, please disclose the elimination of the tax benefits of in-kind transactions in both the prospectus and the SAI.

Response: The Trust has removed the term “Cash Market Fund” from the SAI. The Funds are cash creation funds, and the Trust has disclosed the elimination of tax benefits of in-kind transactions in both the prospectus and SAI.

Comment No.7: Please confirm whether it is the standard policy of the Trust to delay a creation transaction until the next business day when the relevant foreign market is closed and the U.S. equity market is open.

Response: For funds that invest in India, the Trust confirms it is the standard policy of the Trust to exercise the right to reject or delay a creation transaction until the next business day when the Indian market is closed and the U.S. equity market is open.

Comment No. 8: Please confirm whether there is a distinction between the disclosure included under the section titled “Cash Purchase Method” and disclosure for other cash creation funds.

Response: The Trust confirms that there is no distinction. iShares MSCI India Index Fund and iShares MSCI India Small Cap Index Fund are cash creation funds.

Comment No. 9: The special redemption of 2.0% fee charged if creation units are redeemed on a day that the local equity market or markets in India are closed and the NYSE is open should be separately disclosed in the fee table in the SAI setting forth the standard redemption transaction fees and maximum additional charge.

Response: The Trust will not charge a special redemption fee of 2.0% and disclosure of the special redemption fee has been removed from the registration statement of iShares MSCI India Index Fund and iShares MSCI India Small Cap Index Fund.

Comment No. 10: Please confirm whether it is the standard policy of the Trust for redemption proceeds to be delivered on a T+4 basis, rather than on a T+3 basis.

Securities and Exchange Commission

December 27, 2011

Response: The Funds will deliver redemption proceeds on a T+3 basis rather than a T+4 basis, which is consistent with the other iShares funds. The Trust has revised the disclosure in each Fund’s SAI.

iShares MSCI Denmark Capped Investable Market Index Fund (PEA No. 598), iShares Emerging Markets Latin America Index Fund (PEA No. 599), iShares Finland Capped Investable Market Index Fund (PEA No. 600) and iShares MSCI Norway Capped Investable Market Index Fund (PEA No. 603)

Comment No. 1: The exchange ticker symbol and the stock exchange listing should appear on the cover page, not the first page.

Response: Each Fund’s exchange ticker symbol and the stock exchange listing will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also intends to disclose each Fund’s exchange ticker symbol and stock exchange listing in the heading of the summary section of the prospectus.

Comment No. 2: The description of the underlying index should contain additional information describing the IMI 25/50 Index and should explain what is a “free float-adjusted” index. The principal investment strategies section of the prospectus should also include additional information describing the types of securities included in the index and describe what “capped investable market” means.

Response: The Trust has included the following disclosure to describe the IMI 25/50 Index and the meaning of “capped investable market” in the prospectus of each applicable Fund: A capping methodology is applied that limits the weight of any single component to a maximum of 25% of the Underlying Index. Additionally, the sum of components that individually constitute more than 5% of the weight of the Underlying Index cannot exceed a maximum of 50% of the weight of the Underlying Index in the aggregate.

The Trust has removed the term “free float-adjusted market capitalization weighted index” from each Fund’s prospectus. In describing the underlying index in each Fund’s Statement of Additional Information, the Trust has added the following explanatory disclosure: “Free-float market capitalization is calculated by taking the security’s price and multiplying it by the number of shares readily available in the market rather than the total number of shares outstanding.”

Comment No. 3: Please provide the date the portfolio managers started managing portfolio assets.

Response: The Trust respectfully submits that the use of the phrase “since inception” adequately discloses the date the portfolio managers started managing portfolio assets since this is each Fund’s inaugural year.

Comment No. 4: Please confirm whether any Fund currently anticipates concentrating in any industry.

Securities and Exchange Commission

December 27, 2011

Response: Each Fund will disclose significant industries that are included in an underlying index, but the threshold for the Funds’ inclusion of disclosure on those industries may be lower than the 25% standard for concentration. Appropriate risk disclosure for any industries identified in the principal investment strategies section of the prospectus will be included in the prospectus.

Comment No. 5: Please confirm whether notice would be provided to a Fund’s investors if the underlying index was substituted and how much notice would be provided.

Response: Each Fund has adopted its investment objective as a non-fundamental investment policy. Therefore, each Fund may change its investment objective and its underlying index without shareholder approval. In the past, the Trust has notified investors of a change to the underlying index via a supplement filing. A Fund will provide appropriate notice as may be required by the Investment Company Act of 1940 and the rules thereunder.

iShares MSCI Australia Small Cap Index Fund (PEA No. 596), iShares MSCI Canada Small Cap Index Fund (PEA No. 597), iShares MSCI Germany Small Cap Index Fund (PEA No. 601), iShares MSCI Hong Kong Small Cap Index Fund (PEA No. 602), iShares MSCI Singapore Small Cap Index Fund (PEA No. 604), iShares MSCI South Korea Small Cap Index Fund (PEA No. 605), iShares MSCI Taiwan Small Cap Index Fund (PEA No. 606) and iShares MSCI United Kingdom Small Cap Index Fund (PEA No. 607)

Comment No. 1: The exchange ticker symbol and the stock exchange listing should appear on the cover page, not the first page.

Response: Each Fund’s exchange ticker symbol and the stock exchange listing will be disclosed on the cover page of the prospectus in accordance with Item 1(a)(2) of Form N-1A. As the Trust has previously noted, the Trust also intends to disclose each Fund’s exchange ticker symbol and stock exchange listing in the heading of the summary section of the prospectus.

Comment No. 2: Please provide the date the portfolio managers started managing portfolio assets.

Response: The Trust respectfully submits that the use of the phrase “since inception” adequately discloses the date the portfolio managers started managing portfolio assets since this is each Fund’s inaugural year.

Comment No. 3: The description of the underlying index should explain what is a “free float-adjusted” index.

Response: The Trust has removed the term “free float-adjusted market capitalization weighted index” from each Fund’s prospectus. In describing the underlying index in each Fund’s Statement of Additional Information, the Trust has added the following explanatory disclosure: “Free-float market capitalization is calculated by taking the security’s price and multiplying it by the number of shares readily available in the market rather than the total number of shares outstanding.”

Comment No. 4: Each small-cap fund should include a capitalization range of portfolio holdings.

Securities and Exchange Commission

December 27, 2011

Response: The index provider determines the market capitalization of the small capitalization companies, which vary by country and region and will change over time based on index rebalances and local equity market fluctuations. Each small-cap fund intends to hold the small capitalization companies consistent with the companies included in each fund’s underlying index.

Comment No. 5: For iShares MSCI Taiwan Small Cap Index Fund, please provide supplemental information regarding why the bottom 14% of the Taiwanese market is selected and how the number 14% was chosen.

Response: The MSCI Global Investable Market Indices include large, mid cap and small cap segments and provide exhaustive coverage of these size segments by targeting a coverage range of close to 99% of the free float-adjusted market capitalization in each market. The Large Cap Indices target a coverage range of about 70% of the free float-adjusted market capitalization in each market; the Mid Cap Indices target a coverage range of about 15% of the free float-adjusted market capitalization in each market; and the Small Cap Indices target a coverage range of about 14% of the free float-adjusted market capitalization in each market.

*****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Andrew Josef